UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41815

     AngloGold Ashanti plc
(Translation of registrant’s name into English)

Third Floor, 5, Hobhouse Court, Suffolk Street London SW1Y 4HH United Kingdom	6363 S. Fiddlers Green Circle, Suite 1000 Greenwood Village, CO 80111 United States of America
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Enclosure: AngloGold Ashanti 2025 Mining Forum Americas Presentation

Exhibits to 6-K

Exhibit Number	Description
Exhibit 99.1	AngloGold Ashanti 2025 Mining Forum Americas Presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

AngloGold Ashanti plc

Date: 12 September 2025	By:	/s/ C STEAD
		Name:	C Stead
		Title:	Company Secretary